Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated Preferred Stock Purchase Rights)

of

Digital Impact, Inc.

at

$3.50 Net Per Share in Cash

by

Adam Merger Corporation

a wholly-owned subsidiary of

Acxiom Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 28, 2005 UNLESS THE OFFER IS EXTENDED.

The Offer is being made in connection with an Agreement and Plan of Merger, dated as of March 25, 2005, among Acxiom Corporation, Adam Merger Corporation and Digital Impact, Inc.

The Board of Directors of Digital Impact, Inc. has unanimously approved the Merger Agreement, the Offer and the Merger (each as defined herein), determined that the Merger Agreement, the Offer and the Merger are advisable and, taken together, are fair to, and in the best interests of, the holders of Shares (as defined herein) and unanimously recommends that Digital Impact’s stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer, the number of Shares which constitutes at least 50.1% of the Shares outstanding on a fully diluted basis on the date of acceptance for payment (“on a fully diluted basis” means the number of Shares outstanding, together with all Shares which Digital Impact may be required to issue upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, excluding, however, any securities not convertible or exercisable on or prior to August 31, 2005) and (ii) each of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other comparable antitrust or trade regulation reasonably deemed applicable to the Offer having expired or terminated. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See “Section 1. Terms of the Offer” and “Section 14. Certain Conditions of the Offer.” The Offer is not contingent on any financing condition.

Certain stockholders of Digital Impact who, in the aggregate, own approximately 13.7% of the Shares (other than Shares subject to repurchase) outstanding (12.6% on a fully diluted basis) have entered into stockholders’ agreements with Parent and Purchaser pursuant to which they have agreed, among other things, to tender pursuant to the Offer and not to withdraw, their Shares.

A summary of the principal terms of the Offer appears on pages 1 through 4. You should read this entire document carefully before deciding whether to tender your shares.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. A stockholder also may contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Dealer Manager for the Offer is:

April 1, 2005

IMPORTANT

Any stockholder desiring to tender all or a portion of such stockholder’s Shares must:

1.	for Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee:

•	contact the broker, bank, trust company or other nominee and request that the broker, dealer, bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	for Shares that are registered in such stockholder’s name and held in book entry form:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in the Letter of Transmittal);

•	if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to the Depositary; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

3.	for Shares that are registered in such stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to EquiServe Trust Company, N.A., the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 of this Offer to Purchase—“Procedures for Accepting the Offer and Tendering Shares” are followed.

SUMMARY TERM SHEET

Adam Merger Corporation is offering to purchase all of the outstanding shares of common stock of Digital Impact, Inc. for $3.50 net per share in cash. The following are some of the questions you, as a stockholder of Digital Impact, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Adam Merger Corporation. We are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of Digital Impact. We are a wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Acxiom and the Purchaser.”

What are the classes and amounts of securities sought in the offer?

We are seeking to purchase all of the outstanding shares of common stock of Digital Impact. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $3.50 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

How will U.S. taxpayers be taxed for U.S. federal income tax purposes?

If you are a U.S. taxpayer, your receipt of cash for shares in the offer will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the offer and (b) your adjusted tax basis in the shares you sell in the offer. That gain or loss will be a capital gain or loss if the shares are a capital asset in your hands, and will be long-term capital gain or loss if the shares have been held for more than one year at the time the offer is completed. You are urged to consult your own tax advisor as to the particular tax consequences of the offer to you. See Section 5 of this Offer to Purchase—“Certain United States Federal Income Tax Consequences of the Offer.”

Do you have the financial resources to make payment?

Yes. Acxiom Corporation, our parent corporation, will provide us with sufficient funds to pay for all shares validly tendered and not withdrawn in the offer or to be acquired in the merger. Acxiom currently has the needed funds through cash on hand and borrowings available under its committed credit facility. The offer is not conditioned upon any financing arrangements. See Section 9 of this Offer to Purchase—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my shares in the offer?

We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	the offer is being made for all outstanding shares solely for cash,

•	the offer is not subject to any financing condition,

•	if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger, and

•	Acxiom currently has sufficient funding, through cash on hand and its committed credit facility, to purchase all outstanding shares.

See Section 9 of this Offer to Purchase—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the offer?

You will have until 12:00 midnight, New York City time, on April 28, 2005, to tender your shares in the offer, unless the offer is extended. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 of this Offer to Purchase—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the offer be extended and under what circumstances?

Yes. We have agreed with Digital Impact to extend the offer for successive periods of not more than ten business days each until all of the conditions to the offer are satisfied or waived or the Merger Agreement is terminated pursuant to its terms. We must also extend the offer as required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the Nasdaq Stock Market, Inc. However, we will not be required to extend the offer beyond May 25, 2005 (unless all conditions to the offer are satisfied or waived on such date other than the expiration of a waiting period under an applicable antitrust or other comparable regulation, in which case such date may be extended by Digital Impact or us to July 25, 2005 by providing written notice to the other party of such election to extend on or before May 25, 2005). In any event, we will not be obligated to extend the offer beyond termination of the Agreement and Plan of Merger. We have the right to terminate the Merger Agreement if the offer has remained open for a period of 40 consecutive business days and all conditions to the offer (other than the minimum condition and the conditions relating to Digital Impact’s representations, warranties and covenants) are satisfied.

We may, with the prior written consent of Digital Impact, elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if one is elected, will be an additional period of not less than three or more than twenty business days beginning immediately after the expiration of the Offer and the acceptance for payment of the shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. See Section 1 of this Offer to Purchase—“Terms of the Offer.”

How will I be notified if the offer is extended?

If we extend the offer, we will inform EquiServe Trust Company, N.A. (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 of this Offer to Purchase—“Terms of the Offer.”

What are the most significant conditions to the offer?

We are not obligated to purchase any shares that are validly tendered:

•	unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least 50.1% of the outstanding shares on a fully-diluted basis (“on a fully-diluted basis” means the number of shares outstanding, together with all shares which Digital Impact may be required to issue upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, excluding, however, any securities not convertible or exercisable on or prior to August 31, 2005), we call this condition the “minimum condition,”

•	if the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any other comparable antitrust or trade regulation reasonably deemed applicable to the purchase of shares in the Offer by the parties has not expired or been terminated, or

•	if there occur any events, changes or developments that, individually or in the aggregate, has had or reasonably would be expected to have a material adverse effect on Digital Impact since the date of the Merger Agreement.

The offer is also subject to a number of other conditions. We can waive some of the conditions to the offer without Digital Impact’s consent. We cannot, however, waive the minimum condition without first obtaining Digital Impact’s prior written consent. See Section 14 of this Offer to Purchase—“Certain Conditions of the Offer.”

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to EquiServe Trust Company, N.A., the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq Stock Market trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3 of this Offer to Purchase—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered shares?

You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by May 30, 2005 you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period, if one is provided. See Section 4 of this Offer to Purchase—“Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw shares that you previously tendered, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4 of this Offer to Purchase—“Withdrawal Rights.”

What does the Digital Impact Board of Directors think of the offer?

We are making the offer pursuant to a merger agreement with Digital Impact. Digital Impact’s Board of Directors unanimously approved the merger agreement, our offer and our proposed merger with Digital Impact. Digital Impact’s Board of Directors has determined that the merger agreement, the offer and the merger are advisable and, taken together, are fair to and in the best interests of, Digital Impact’s stockholders, and it unanimously recommends that stockholders accept this offer, tender their shares pursuant to the offer and adopt the merger agreement. See Section 10 of this Offer to Purchase—“Background of the Offer; Past Contacts or Negotiations with the Company.” Digital Impact has prepared a Solicitation/Recommendation Statement on Schedule 14D-9 containing additional information regarding its Board of Directors’ determination and recommendation, which is being sent to stockholders together with this offer to purchase and which we urge you to read. See the “Introduction” to this Offer to Purchase.

Have any stockholders of Digital Impact agreed to tender their shares?

Yes. Each director and executive officer of Digital, who own in the aggregate approximately 13.7% of the shares (other than Shares subject to repurchase) outstanding (approximately 12.6% on a fully-diluted basis) of

Digital, have entered into Stockholders’ Agreements with Acxiom and Purchaser. Pursuant to the Stockholders’ Agreements, these stockholders have agreed to tender their shares in the offer. See the “Introduction” to this Offer to Purchase and Section 11—“The Merger Agreement and Related Agreements.”

Will the tender offer be followed by a merger if all of the Digital Impact shares are not tendered in the offer?

Yes. If following the offer we own shares representing at least 50.1% of the shares outstanding on a fully diluted basis, Adam Merger Corporation will be merged with Digital Impact. If the merger takes place, Acxiom will own all of the shares of Digital Impact and all stockholders of Digital Impact who did not tender their shares in the offer will receive in the merger the same price paid in the offer, that is, $3.50 net per share in cash or any other higher price per share which is paid in the offer. See the “Introduction” to this Offer to Purchase.

There are no appraisal rights available in connection with the offer. However, if the merger takes place, stockholders who have not sold their shares in the offer will have appraisal rights under Delaware law. See Section 15 of this Offer to Purchase—“Certain Legal Matters; Regulatory Approvals.”

If I decide not to tender, how will the offer affect my shares?

If the merger takes place, stockholders who do not tender their shares in the offer will receive in the merger the same amount of cash per share which they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering shares and not tendering shares in the offer is that you will be paid earlier if you tender your shares.

If a majority of the Shares are tendered and accepted for payment, will Digital Impact continue as a publicly traded company?

Until the merger is consummated or if after we accepted shares for payment the merger were not to take place for some reason, the number of stockholders of Digital Impact and the shares of Digital Impact which are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for the shares. Also, the shares may no longer be eligible to be traded on the Nasdaq National Market or any securities exchange and Digital Impact may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Commission’s rules relating to publicly held companies. See Section 13 of this Offer to Purchase—“Certain Effects of the Offer.”

What is the market value of my shares as of a recent date?

On March 24, 2005, the last trading day before we announced the acquisition, the last sale price of Digital Impact common stock reported on The Nasdaq National Market was $2.29 per share. On March 31, 2005, the last trading day before we commenced the tender offer, the last sale price of Digital Impact common stock reported on The Nasdaq National Market was $3.44. We encourage you to obtain a recent quotation for shares of Digital Impact common stock in deciding whether to tender your shares. See Section 6 of this Offer to Purchase—“Price Range of Shares.”

Who should I talk to if I have questions about the tender offer?

You may call The Proxy Advisory Group of Strategic Stock Surveillance, LLC at (866) 657-8728 (toll free). The Proxy Advisory Group of Strategic Stock Surveillance, LLC is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Digital Impact, Inc.:

INTRODUCTION

Adam Merger Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation (“Acxiom”), hereby offers to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Digital Impact, Inc., a Delaware corporation (the “Company” or “Digital Impact”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), at a purchase price of $3.50 per Share, net to the seller in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Acxiom or the Purchaser will pay all charges and expenses of EquiServe Trust Company, N.A., as depositary (the “Depositary”), The Proxy Advisory Group of Strategic Stock Surveillance, LLC, as information agent (the “Information Agent”), and Stephens Inc., as dealer manager (“Dealer Manager”) incurred in connection with the Offer. See Section 16—“Fees and Expenses.”

The Offer will expire at 12:00 midnight, New York City time, on Thursday, April 28, 2005, unless extended. See Section 1—“Terms of the Offer.”

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 25, 2005 (the “Merger Agreement”), among Acxiom, the Purchaser and the Company. The Merger Agreement provides that the Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”), wholly-owned by Acxiom. Pursuant to the Merger, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by the Company or Acxiom or any of their respective subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive $3.50 net in cash, without interest (the “Merger Consideration”). In connection with the Merger Agreement, certain stockholders of the Company, who own in the aggregate approximately 13.7% of the Shares (other than Shares subject to repurchase) outstanding (approximately 12.6% of the outstanding Shares on a fully-diluted basis), entered into Stockholders’ Agreements (the “Stockholders’ Agreements”), dated as of March 25, 2005, with Acxiom and the Purchaser. Pursuant to the Stockholders’ Agreements, such stockholders have agreed, among other things, to tender the Shares (other than Shares subject to repurchase) held by them in the Offer upon the terms and subject to the conditions set forth therein. The Merger Agreement and the Stockholders’ Agreements are more fully described in Section 11—“The Merger Agreement and Related Agreements.”

The Board of Directors of the Company (the “Company Board”) has unanimously determined that the Merger Agreement, the Offer and the Merger are advisable and, taken together, are fair to and in the best interests of the stockholders of the Company and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders accept the Offer, tender their shares pursuant to the Offer and adopt the Merger Agreement.

Credit Suisse First Boston LLC (“CSFB”), the Company’s financial advisor, has delivered to the Company Board its written opinion, dated as of March 24, 2005, that, as of such date and based upon and subject to the considerations set forth in its opinion the consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, other than affiliates of the Company. The full text of the Credit Suisse First Boston opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion, is included as an annex to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to stockholders with this Offer to Purchase. The Credit Suisse First Boston opinion addresses only the fairness, from a financial point of view, to the holders of Digital Impact common stock, other than affiliates of Digital Impact, of the consideration to be received by such holders pursuant to the transaction, as of the date of the Credit Suisse First Boston opinion, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of common stock pursuant to the tender offer or as to how such stockholder should vote or act on any matter relating to the merger. Stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully and in its entirety.

The Offer is subject to the conditions, among others, that (a) prior to the expiration of the Offer there have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by Acxiom or Purchaser, represents at least 50.1% of the total number of outstanding Shares on a fully diluted basis (“on a fully diluted basis” means the number of Shares outstanding, together with all Shares which Digital Impact may be required to issue upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, excluding, however, any securities not convertible or exercisable on or prior to August 31, 2005) on the date Shares are accepted for payment (the “Minimum Condition”), and (b) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and under any other comparable antitrust or trade regulation reasonably deemed applicable to the purchase of Shares pursuant to the Offer or to the Merger having expired or been terminated. The Offer is also subject to certain other terms and conditions. See Section 14—“Certain Conditions of the Offer.”

The Company has advised Acxiom that, on March 28, 2005, there were 37,406,514 Shares issued and outstanding and 6,413,061 Shares were subject to stock option grants. Neither Acxiom nor the Purchaser beneficially owns any Shares. Accordingly, the Purchaser believes that the Minimum Condition would be satisfied if approximately 20,424,285 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

The Merger Agreement provides that, promptly upon the purchase of and payment for Shares pursuant to the Offer, Acxiom will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the directors designated by Acxiom pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. The Company has agreed, upon request of the Purchaser, promptly to increase the size of the Company Board, secure the resignations of such number of directors, or any combination of the foregoing, as is necessary to enable Acxiom designees to be so elected or designated to the Company Board and, in accordance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection therewith, to cause Acxiom designees to be so elected; provided, however, that until the Effective Time there shall be at least two continuing directors on the Company Board who are not affiliated with Acxiom or Purchaser. See Section 11—“The Merger Agreement and Related Agreements.”

Consummation of the Merger is conditioned upon, among other things, the approval of the Merger Agreement by the requisite vote of stockholders of the Company, as required by the Delaware General Corporation Law (the “DGCL”). Under the DGCL, the affirmative vote of at least a majority of the outstanding Shares is the only vote of any class or series of the Company’s capital stock that would be necessary to approve and adopt the Merger Agreement at any required meeting of the Company’s stockholders. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder.

The DGCL provides that if a corporation owns at least 90 percent of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a “short-form merger”). Pursuant to the Merger Agreement, in the event that following completion of the Offer, Purchaser owns at least 90 percent of the then outstanding Shares, Acxiom has agreed to effect a short-form merger of Purchaser into the Company if permitted to do so under the DGCL. See Section 15—“Certain Legal Matters; Regulatory Approvals.”

No appraisal rights are available in connection with the Offer; however, under the DGCL, stockholders continuing to own their Shares at the time of the Merger will have appraisal rights in connection with the Merger. See Section 15—“Certain Legal Matters; Regulatory Approvals.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—”Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on April 28, 2005, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to a Subsequent Offering Period, if any, described below), expires.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 14—“Certain Conditions of the Offer.” Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition which may only be waived upon receipt of written consent of the Company). If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, Purchaser is obligated to extend the Offer for successive extension periods of not more than ten (10) business days each, until such time as all of the conditions to the Offer are satisfied or waived or the Merger Agreement is terminated pursuant to its terms. Purchaser is also required to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff, or of the Nasdaq Stock Market, Inc., that is applicable to the Offer. However, Purchaser will not be required to extend the Offer beyond the Outside Date (as defined below). In any event, Purchaser will not be obligated to extend the Offer beyond termination of the Merger Agreement, which it will have the right to do if the Offer has remained open and not withdrawn for a period of 40 consecutive business days and all conditions to the Offer (other than the Minimum Condition and the conditions relating to the Company’s representations, warranties and covenants) are satisfied.

The Merger Agreement provides that either the Purchaser or the Company will be permitted to terminate the Merger Agreement if the Offer has not been completed by May 25, 2005 (the “Outside Date”). However, the Merger Agreement provides that the Outside Date may be extended to July 25, 2005 by either the Company or the Purchaser in the event the Offer has not been completed because a waiting period under the HSR Act or any comparable antitrust regulation reasonably deemed applicable to the purchase of shares in the Offer by the parties has not expired or terminated and all other conditions to the Offer have been satisfied or waived. The parties’ termination rights with respect to the Outside Date are in addition to other termination rights they have under the terms of the Merger Agreement. See Section 11—“The Merger Agreement and Related Agreements.”

Purchaser expressly reserves the right (but is not obligated), at any time or from time to time in its sole discretion, to modify or amend the terms and conditions of the Offer in any respect. However, Purchaser has agreed that, without the prior written consent of the Company, neither Acxiom nor Purchaser may make any change to the terms and conditions of the Offer that (i) decreases the Offer Price, (ii) changes the form of consideration to be paid in the Offer, (iii) reduces the number of Shares to be purchased in the Offer, (iv) imposes additional conditions to the Offer, (v) amends the conditions to the Offer so as to broaden the scope of such conditions, (vi) extends the Offer other than as provided in the Merger Agreement, (vii) amends or waives the Minimum Condition, or (viii) makes any other change to any of the terms and conditions of the Offer that is adverse to the holders of Shares in the reasonable and good faith judgment of the Company.

The Merger Agreement also provides that, if the Minimum Condition is satisfied and the Purchaser purchases Shares in the Offer, the Purchaser may, only with the prior written consent of the Company, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”). A Subsequent Offering Period is an additional period of time from three to 20 business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that the Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are deemed satisfied or waived by the Purchaser on or before the Expiration Date, (iii) the Purchaser accepts and promptly pays for all Shares tendered during the Offer prior to Expiration Date, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In the event that the Purchaser elects to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to terminate the Offer if the Merger Agreement has been terminated pursuant to its terms, (ii) to waive any condition to the Offer (other than the Minimum Condition) or (iii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser’s rights set forth in Section 14—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or if it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Company and Computershare Investor Services LLC amended the Rights Agreement on March 28, 2005 to provide that (i) neither Acxiom nor the Purchaser will be an Acquiring Person under the Rights Agreement solely by virtue of entering into the Merger Agreement and the performance of the transactions contemplated thereby, including the Merger and the Offer and (ii) the entry into the Merger Agreement, the Merger, the Offer and the performance of the transactions contemplated thereby will not result in the grant of Rights to any person under the Rights Agreement or enable or require the Rights to be exercised, distributed or triggered. Until the Distribution Date (as defined in the Rights Agreement), the Rights will be evidenced by the Share Certificates registered in the names of the holders thereof, and until a Distribution Date, the tender of a Share will constitute a tender of the associated Right. Upon a Distribution Date separate Rights Certificates will be mailed to holders of record of Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Shares originally issued after the Distribution Date), and such separate Rights Certificates alone will thereafter evidence the Rights.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 14—“Certain Conditions of the Offer,” the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn promptly after the Expiration Date. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15—“Certain Legal Matters; Regulatory Approvals.” If a Subsequent Offering Period is provided, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1—“Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder validly to tender Shares pursuant to the Offer, either (1) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (or, with respect to any Subsequent Offering Period, if one is provided, prior to the expiration thereof), or (2) the tendering stockholder must comply with the guaranteed delivery procedures described below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (or, with respect to any Subsequent Offering Period, if one is provided, prior to the expiration thereof), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible grantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements. Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (ii)

any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of Acxiom, the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivering an Agent’s Message in lieu of the Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold 28% of the amount of any payments pursuant to the Offer. In order to prevent backup withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service

(“IRS”) may impose a penalty on the stockholder and payments of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign stockholders should complete and sign an appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after May 30, 2005.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of Acxiom, the Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (a “Holder”). This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that may be relevant to Holders. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to Holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of Holders (including, without limitation, financial institutions, insurance companies, tax-exempt organizations and dealers in securities) that may be subject to special rules. This discussion does not address the United States federal income tax consequences to a Holder that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust and does not consider the effect of any state, local, foreign or other tax laws.

Each holder should consult its tax advisor as to the particular tax consequences to it of the sale of its Shares, including the applicability and effect of the alternative minimum tax and federal, state, local and foreign tax laws and of possible changes in such tax laws.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. For United States federal income tax purposes, a Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will generally recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the Holder’s adjusted tax basis in Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss must be determined separately for each block of Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss generally will be long-term capital gain or loss if the Holder has held such Shares for more than one year at the time of the completion of the Offer or consummation of the Merger. There are limitations on the deductibility of capital losses.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a rate of 28% unless a Holder of Shares (i) provides a correct TIN (which, for an individual Holder, is the Holder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A Holder that does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service. Holders may prevent backup withholding by completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal (or, if applicable, the appropriate Form W-8). Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the Holder’s United States federal income tax liability, provided that the required information is given to the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each Holder should consult its tax advisor as to such Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6. Price Range of Shares

The Shares trade on The Nasdaq National Market under the symbol “DIGI.” The following table sets forth, for the periods indicated, the high and low sale prices per Share. Share prices are as reported on The Nasdaq National Market based on published financial sources.

	Common Stock
	High	Low
Fiscal Year Ending March 31, 2003:
First Quarter	$3.25	$1.53
Second Quarter	$1.90	$1.25
Third Quarter	$2.03	$1.23
Fourth Quarter	$2.01	$1.26
Fiscal Year Ending March 31, 2004:
First Quarter	$2.56	$1.25
Second Quarter	$3.50	$1.80
Third Quarter	$3.22	$2.18
Fourth Quarter	$3.35	$2.90
Fiscal Year Ending March 31, 2005:
First Quarter	$2.73	$1.62
Second Quarter	$1.88	$1.27
Third Quarter	$1.50	$1.13
Fourth Quarter	$3.47	$1.27

On March 24, 2005, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on The Nasdaq National Market was $2.29 per Share. On March 31, 2005, the last full day of trading before the commencement of the Offer, the closing price of the Shares on The Nasdaq National Market was $3.44 per Share. Stockholders are urged to obtain a current market quotation for the Shares. Under the terms of the Merger Agreement, the Company is not permitted to declare, set aside for payment or pay any dividend or distribution with respect to the Shares.

7. Certain Information Concerning the Company

General. Digital Impact is a Delaware corporation with its principal executive offices located at 177 Bovet Road, Suite 220, San Mateo, California 94402. The telephone number for the Company is (650) 356-3400. According to the Company’s Form 10-K for the fiscal year ended March 31, 2004, Digital Impact is a leading provider of integrated digital marketing solutions for enterprises. Its solutions enable corporations to create and deliver integrated digital marketing programs that drive revenue, influence behavior and deepen customer relationships. The Company’s solutions provide customer insight and powerful program execution through a combination of hosted applications, technology infrastructure and world class services.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s Northeast Regional Office located at 233 Broadway, New York, New York 10279. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

8. Certain Information Concerning Acxiom and the Purchaser

General. Acxiom is a Delaware corporation with its principal executive offices located at #1 Information Way, P.O. Box 8180, Little Rock Arkansas 72203. The telephone number of Acxiom is (501) 342-1000. Acxiom integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom’s innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China.

The Purchaser is a Delaware corporation with its principal offices located at #1 Information Way, P.O. Box 8180, Little Rock Arkansas 72203. The telephone number of the Purchaser is (501) 342-1000. The Purchaser is a wholly-owned subsidiary of Acxiom and was formed for the purpose of making a tender offer for all of the common stock of the Company.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of Acxiom and the Purchaser and certain other information is set forth in Schedule I hereto.

Except as provided in the Merger Agreement, the Stockholders’ Agreements or as described in this Offer to Purchase, none of Acxiom, the Purchaser nor, to the best knowledge of Acxiom and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Acxiom, the Purchaser or, to the best knowledge of Acxiom and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between Acxiom, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Acxiom and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Acxiom and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Acxiom is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and, such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s Northeast Regional Office located at 233 Broadway, New York, New York 10279. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Acxiom’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

9. Source and Amount of Funds

The Offer is not conditioned upon any financing arrangements. Acxiom and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $143 million plus related transaction fees and expenses. The Purchaser will acquire all such funds from Acxiom, which currently intends to use cash on hand and borrowings against its committed credit facility for this purpose.

Under the terms of Acxiom’s Third Amended and Restated Credit Facility, dated as of March 24, 2005, JPMorgan Chase Bank, N. A., as agent, and certain other lenders have committed to make revolving loans and to acquire participations in letters of credit and swingline loans in an aggregate amount of $245,000,000. The commitments under Acxiom’s credit facility expire, and all borrowings under such facilities mature, on March 31, 2010. Loans under the facility bear interest at varying rates depending upon the type of borrowing and are secured by the accounts receivable and certain proceeds thereof of Acxiom and its domestic subsidiaries. Acxiom’s credit facility contains customary representations, warranties, affirmative and negative covenants, default and acceleration provisions. The foregoing description of Acxiom’s credit facility is qualified in its entirety to such agreement, a copy of which is filed as an exhibit to the Schedule TO and incorporated herein by reference.

Because the only consideration in the Offer and Merger is cash and the Offer is to purchase all outstanding Shares, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capacity of Acxiom and its affiliates, the Purchaser believes the financial condition of Acxiom and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

10. Background of the Offer; Past Contacts or Negotiations with the Company

Acxiom continually explores and conducts internal discussions with regard to acquisitions and other strategic corporate transactions that are consistent with its corporate strategies. As part of this process, Acxiom has closely monitored the development of the online marketing industry and has considered a number of opportunities over the years to expand into this market in response to client demands. In 1997, Acxiom made its first investment in this industry with its acquisition of a minority interest in Bigfoot International, Inc., a company that provided services and tools for Internet email users. On January 7, 2005, Acxiom completed the acquisition of SmartDM, a full-service direct marketing agency based in Nashville, Tennessee that offers comprehensive direct marketing services, email services and information management for mid-sized companies.

Consistent with its corporate strategies, on February 15, 2005 Acxiom contacted the Company to inquire whether the Company would be interested in discussing a possible business combination in view of a press release infoUSA issued on February 10, 2005 announcing its proposal to acquire Digital Impact for $2.00 per Share in cash. In response to Acxiom’s inquiry, on February 18, 2005 the Company entered into a confidentiality and standstill agreement with Acxiom.

On February 24, 2005, infoUSA commenced an unsolicited tender offer to purchase all of the Shares for a cash purchase price per Share of $2.00 (the “Unsolicited Offer”). The Company issued a press release on the same day urging its stockholders to take no action with respect to the Unsolicited Offer until such time as the board of directors of Digital Impact, in consultation with independent legal and financial advisors, could carefully consider and evaluate the Unsolicited Offer and issue its recommendation to the Company’s stockholders.

On February 25 and 26, 2005, representatives of Acxiom met with representatives of the Company. The parties discussed their respective businesses. In addition, Acxiom again inquired whether the Company would be interested in discussing a possible business combination transaction. During the week of February 28, 2005, the Company contacted Acxiom to indicate that the Company would like to move forward with discussions and the parties scheduled a meeting to be held on March 10, 2005.

On March 7, 2005, the Company issued a press release and filed a Solicitation/ Recommendation Statement with the SEC on Schedule 14D-9, pursuant to which the board of directors of Digital Impact stated that, after careful consideration, including a thorough review of the Unsolicited Offer with its independent financial and legal advisors, the board of directors of Digital Impact, by unanimous vote of all of its directors, determined that the Unsolicited Offer was financially inadequate and that the Unsolicited Offer was not in the best interests of the Company’s stockholders.

On March 10, 2005, representatives of Acxiom met with representatives of the Company. At the meeting, the Company shared a management presentation with Acxiom. The Company indicated that it had received inquiries from other third parties regarding a possible transaction, but that the Company had not commenced negotiations with any party. Subsequent to the meeting, Acxiom indicated to the Company its desire to have a follow-up meeting for Acxiom to share with the Company its management presentation.

On March 11, 2005, a representative of Acxiom spoke to a representative of the Company and again inquired if the Company would be interested in entering discussions regarding a possible business combination transaction at a proposed price. The Company indicated that it would prefer to remain independent rather than pursue a business combination at the proposed price.

During the week of March 14, 2005, a representative of the Company provided due diligence materials to Acxiom and indicated that the Company believed that there was long-term value in pursuing the Company’s business plan and that before entering into any discussions regarding a possible business combination, any potential acquirer would need to at least provide the Company’s stockholders similar value. Although the parties were substantially apart on valuation, CSFB delivered to Acxiom a form of merger agreement.

On March 16, 2005, Charles Morgan, Chairman of Acxiom, spoke with William Park, Chairman of Digital Impact, by telephone and discussed a range of valuations for a potential transaction and based on this discussion, they agreed that they and their representatives would meet the following day.

On March 17, 2005, representatives of the Company met with representatives of Acxiom to continue to discuss whether the parties could agree on a valuation range in order to commence negotiations. The parties had significant differences on valuation, which they were unable to resolve at the meeting.

Later that day after the meeting had ended, Acxiom indicated it would like the Company to make a presentation to representatives of Stephens Inc., Acxiom’s financial advisor (“Stephens”), to explain the Company’s rationale with respect to valuation. On March 18 and 19, 2005, the parties scheduled a meeting with Acxiom’s financial advisors and the Company for the following week. Representatives of Acxiom indicated that they needed to better understand the Company’s prospects to substantiate a higher valuation.

On March 21, 2005, representatives of Acxiom and the Company held telephonic discussions with respect to a possible transaction.

During the evening of March 22, 2005 and the morning of March 23, 2005, representatives of Acxiom and the Company, including representatives of Stephens and CSFB met to discuss the Company’s prospects and valuation of a potential transaction. Also on March 22, 2005, the Company received comments to its form of merger agreement from Kutak Rock LLP, legal counsel to Acxiom (“Kutak Rock”).

Beginning on March 23, 2005, representatives of Kutak Rock, and representatives of Wilson Sonsini Goodrich & Rosati, the Company’s counsel (“WSGR”) engaged for the first time to discuss the proposed transaction and commence negotiations of the terms and conditions of definitive agreements. Acxiom’s management and counsel continued meetings with the Company’s management and counsel for purposes of conducting further due diligence on Acxiom.

By March 24, 2005, the parties had negotiated the principal terms of a merger agreement subject to approval by their respective Board of Directors.

On March 24, 2005, members of Acxiom’s management presented to the board of directors of Acxiom an overview of the proposed transaction. The presentation included, among other things, a description of the Merger Agreement and related agreements, a discussion of the strategic rationale for and benefits of the proposed transaction, and a summary of the opinion of Stephens Inc., the financial adviser to the Acxiom board of directors, that the consideration to be paid by Acxiom in the proposed transaction was fair, from a financial point of view, to Acxiom. After discussion, the board of directors of Acxiom unanimously approved the transaction as described in the materials presented to the board of directors and authorized management to finalize negotiations with Digital Impact.

On March 24, 2005, the Company informed Acxiom that its board of directors held a special meeting to review, with the advice and assistance of the WSGR and CSFB, the proposed terms and conditions of the proposed transaction and the current draft of the Merger Agreement and that the Company’s board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company’s stockholders, (ii) approved the merger agreement and the transactions contemplated thereby (including the Offer and the Merger), which approval constituted approval under Section 203 of the DGCL, and (iii) recommended that the Company’ stockholders accept the Offer and tender their Shares pursuant to the Offer.

On March 25, 2005, the Company filed an amendment to its Schedule 14D-9 disclosing that it had reached an agreement under which Acxiom would propose to acquire all of the Shares for a purchase price of $3.50 per Share in cash.

On March 25, 2005, the parties continued to negotiate the final terms of the Merger Agreement. The Merger Agreement was completed and executed late in the afternoon, California time, on Friday, March 25, 2005.

On March 26 and March 27, the parties worked on a joint press release and other communications. A joint press release announcing the execution of the definitive merger agreement, and the transactions contemplated thereby, including the Offer and the Merger, was issued on March 28, 2005.

On March 29, 2005, infoUSA issued a press release announcing the termination of its Unsolicited Offer.

On April 1, 2005, Acxiom commenced the Offer.

11. The Merger Agreement and Related Agreements

Merger Agreement. The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement.

The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14—“Certain Conditions of the Offer.”

Directors. The Merger Agreement provides that effective upon the acceptance for payment by Purchaser of the Shares pursuant to the Offer, Acxiom will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors elected by Acxiom pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Acxiom and Purchaser (including Shares accepted for payment) bears to the total number of Shares then outstanding. Promptly following a request by Acxiom, the Company shall take all action reasonably necessary to cause Acxiom’s designees to be elected or appointed to the Company Board, including, without limitation, at the option of Acxiom, increasing the number of directors (and amending the Bylaws if so required), or seeking and accepting resignations of incumbent directors, or both. The Company shall, upon Acxiom’s request, also cause persons elected or designated by Acxiom to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board (other than as it relates to action which may be taken or is required to be taken by the Continuing Directors pursuant to the Merger Agreement), (ii) each board of directors (or similar body) of each Company Subsidiary and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Shares are listed. The Company’s obligations relating to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

After Acxiom’s designees are elected or appointed to the Company Board and until the Effective Time, the Company Board must have at least two directors who were directors prior to consummation of the Offer and who are not affiliated with Acxiom or Purchaser (each a “Continuing Director”). In the event that a Continuing Director shall resign from the Company Board prior to the Effective Time, the remaining Continuing Directors will be permitted to appoint the resigning director’s successor, who shall be deemed to be a Continuing Director. If the number of Continuing Directors is reduced to fewer than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy or vacancies such that there shall be at least two Continuing Directors. If there shall be no Continuing Directors prior to the Effective Time, the majority of the members of the Company Board who are not Continuing Directors shall designate two persons to fill the vacancies such that there shall be two Continuing Directors.

Following the election or appointment of Acxiom’s designees to the Company Board and until the Effective Time, the approval of a majority of the Continuing Directors will be required to: (i) amend or terminate the Merger Agreement, or agree or consent to any amendment or termination of the Merger Agreement, on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Acxiom or Purchaser under the Merger Agreement, (iii) waive any of the Company’s rights, benefits or privileges under the Merger Agreement if such action would adversely affect the interests of the Company stockholders, or (iv) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated hereby, including the Offer and the Merger, if such action would adversely affect the interests of the Company stockholders; or (v) approve any other action by the Company which is reasonably likely to materially and adversely affect the interests of the Company stockholders with respect to the transactions contemplated by the Merger Agreement.

The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company with the Company being the Surviving Corporation. Following the Merger, the separate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation, wholly owned by Acxiom.

If required by the DGCL, the Company will call, hold and convene a meeting of its stockholders as soon as reasonably practicable following consummation of the Offer to consider adoption of the Merger Agreement. At any such meeting all Shares then owned by Acxiom or the Purchaser or any other subsidiary of Acxiom will be voted in favor of approval of the Merger Agreement. Pursuant to the Merger Agreement, each Share outstanding at the Effective Time (other than Shares owned by the Company or Acxiom or any of their respective subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL) will be converted into the right to receive the Merger Consideration. Stockholders who perfect their dissenters’ rights under the DGCL will be entitled to the amounts determined pursuant to such proceedings.

Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Acxiom and the Purchaser, including representations relating to: organization; organizational documents; subsidiaries; capitalization; corporate authorization; board approvals; vote required; consents and approvals, SEC filings and financial statements; information provided by the Company for inclusion in the Offer documents or the Schedule 14D-9; disclosure controls and procedures; internal control over financial reporting; absence of certain changes; taxes; intellectual property; compliance with law and required permits; litigation; employee benefit plans; environmental matters; contracts; anti-takeover statutes; rights plan; brokers; off-balance sheet transactions; independent accountant; absence of undisclosed liabilities; related party transactions; title to assets; the opinion of the Company’s financial advisor; properties; insurance; and employment agreements.

Certain representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect on the Company.” For purposes of the Merger Agreement and this Offer to Purchase, the term “Material Adverse Effect on the Company” means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), that is, individually or in the aggregate with any other such Effects, materially adverse to the business, assets, financial condition or operations of such entity taken as a whole with its Subsidiaries or would have a material adverse effect on the ability of any party to consummate the Offer or the Merger. A “Material Adverse Effect on the Company” does not include, however, any Effect that results from: (A) any actions taken, or failure to take action, to which the other party to this agreement has consented in writing, (B) any change in such entity’s stock price or trading volume, in and of itself, (C) any failure by such entity to meet published analyst revenue or earnings projections, in and of itself, (D) changes affecting any of the industries in which the Company operates generally which do not negatively affect the entity disproportionately compared to others in the industries, (E) changes in the U.S. economy or capital markets generally, (F) the outbreak or escalation of war, hostilities or terrorist activities, either in the United States or abroad which do not negatively affect the Company disproportionately compared to others in the industries in which the entities operate, (G) any Effect related to the announcement or pendency of this Agreement, including actions taken by or losses of employees (other than certain executive officers discussed below), customers or suppliers (or notices related thereto), or (H) any litigation arising out of or related to any alleged breach of fiduciary duty or misstatements or omissions in disclosures related to this Agreement. A “Material Adverse Effect” will be deemed to have occurred with respect to the Company if at least two of the three executive officers who have entered into Employment Agreements with Acxiom are no longer employees of the Company or have anticipatorily repudiated their Employment Agreements. However, in the event such executive officer’s employment with the Company is terminated for death or disability, such individual shall nonetheless be deemed to be an employee of the Company for the purposes of determining whether a Material Adverse Effect has occurred.

Pursuant to the Merger Agreement, Acxiom and the Purchaser have made customary representations and warranties to the Company, including representations relating to: organization; organizational documents; subsidiaries; corporate authorization; consents and approvals, SEC filings; the Offer documents and the information provided by Acxiom and the Purchaser for inclusion in the Schedule 14D-9; funds to consummate the Offer and Merger; no ownership of Shares; and brokers. Certain representations and warranties in the Merger Agreement made by Acxiom and the Purchaser are qualified as to “materiality” or absence of “Material Adverse Effect” on Acxiom.

Company Conduct of Business Covenants. After the date of the Merger Agreement and until the earlier of its termination or the closing of the Offer, the Company, and each of its Subsidiaries shall, except as otherwise expressly contemplated by the Merger Agreement, as set forth in the Company Disclosure Letter, or to the extent that Acxiom shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned, carry on its business, in all material respects, in the ordinary course and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present executive officers, and (iii) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

In addition, except as permitted by the terms of the Merger Agreement, and except as provided in the Company Disclosure Letter, without the prior written consent of Acxiom, from the date of the Merger Agreement and until the earlier of the termination of the Merger Agreement or the closing of the Offer, the Company and its Subsidiaries are prevented from engaging in the following actions (subject to certain customary exceptions):

(i) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(ii) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries;

(iii) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights;

(iv) Cause, permit or authorize any amendments to the organizational documents of the Company or its Subsidiaries;

(v) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or all or a substantial portion of the assets of, or by any other manner, any business or any person or division thereof;

(vi) Enter into any joint ventures, strategic partnerships or alliances that are material to any of its divisions or business;

(vii) Except as previously disclosed in the Company SEC Reports filed prior to the date hereof, (A) sell, lease, license, mortgage or otherwise encumber or dispose of any properties or assets involving, individually or the aggregate, an amount greater than $100,000, or (B) purchase any assets in excess of $100,000;

(viii) Make any loans, advances or capital contributions to, or investments in, any other Person, other than: (A) loans or investments by it or a Subsidiary of it to or in it or any wholly-owned Subsidiary of it, (B) employee loans or advances made in the ordinary course of business or (C) in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to it and its Subsidiaries taken as a whole;

(ix) Except as required by GAAP or the SEC, make any material change in its methods or principles of accounting since December 31, 2004;

(x) Make or change any material tax election;

(xi) Settle any claim (including any tax claim), action or proceeding for money damages, except any such claims, actions or proceedings for money damages in an amount less than $100,000 in any one case, except for certain claims regarding stockholder litigation (discussed below);

(xii) Except as required by requirements of law or contracts currently binding on the Company or its Subsidiaries, or pursuant to which their respective properties are bound: (1) increase in any manner the amount of compensation or fringe benefits of, pay any bonus to or grant severance, retention or termination pay to any executive officer or director of the Company or materially increase the foregoing with respect to employees of the Company and its Subsidiaries generally, (2) make any increase in or commitment to increase any Company benefit plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company benefit plan or make any contribution, other than regularly scheduled contributions, to any Company benefit plan, (3) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company stock options or restricted stock, or reprice any

Company stock options or authorize cash payments in exchange for any Company stock options (other than the acceleration of the offering period of the employee stock purchase plan as contemplated by the Merger Agreement), (4) enter into any employment, consulting, retirement, deferred compensation, severance, retention, termination or indemnification agreement with any employee, (5) make any material oral or written representation or commitment with respect to any material aspect of any Company benefit plan that is not materially in accordance with the existing written terms and provision of such Company benefit plan, (6) grant any stock appreciation right, phantom stock award, stock related award or performance award (whether payable in cash, shares or otherwise) to any person (including any employee), or (7) enter into any agreement with any employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby; provided, however, that nothing herein shall be construed as prohibiting Company from (a) increasing compensation or fringe benefits and payment of bonuses to Employees of the Company, who are not executive officers and directors, in the ordinary course of business in connection with periodic compensation reviews or ordinary course promotions, and (b) granting severance or termination pay pursuant to a severance or termination policy or agreement in effect as of the date of the Merger Agreement and either disclosed in the Company SEC Reports;

(xiii) Subject Acxiom or the Surviving Corporation or any of their respective affiliates or Subsidiaries to any non compete on any of their respective businesses following the closing, other than in connection with ordinary course distribution agreements;

(xiv) Grant any exclusive rights with respect to any material intellectual property of the Company or any Subsidiary;

(xv) Modify or amend in a manner adverse in any material respect to such party, or terminate any material contract other than in the ordinary course of business consistent with past practice or waive, release or assign any material rights or claims thereunder, in a manner adverse in any material respect to Company, other than any modification, amendment or termination of any such Company Material Contract in the ordinary course of business; or

(xvi) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of it, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other person (other than any Subsidiary of it), off balance sheet transaction, synthetic leases, hedging or derivative instruments or enter into any arrangement having the economic effect of any of the foregoing other than additional indebtedness under existing debt facilities or like replacement debt facilities in excess of indebtedness of the Company outstanding as of the date of the Merger Agreement;

(xvii) Neither the Company nor any of its Subsidiaries will permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated (except by expiration pursuant to its terms) without notice to Acxiom; provided, however, that the Company will continue to maintain adequate insurance; and

(xviii) Agree in writing or otherwise to take any of the foregoing actions.

No Solicitation. The Company and its Subsidiaries agreed to immediately cease any and all existing activities, discussions, or negotiations with any person conducted prior to the date of the Merger Agreement with respect to any offer or proposal relating to any transaction or series of related transactions involving (A) any purchase from such party or acquisition, direct or indirect, by any person or group of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of the Company (including its Subsidiaries taken as a whole), or (C) any liquidation or dissolution of such party (each an “Acquisition Proposal”).

Except as provided in the Merger Agreement with respect to a Superior Proposal (defined below), from the date of the Merger Agreement until the closing of the Offer or the termination of the Merger Agreement, neither the Company, its Subsidiaries, directors nor officers shall, and the Company shall use commercially reasonable efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney, consultant, accountant or agent retained by it or any of its Subsidiaries) not to (and shall not authorize any of them to), directly or indirectly: (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries with respect to any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal (except to the extent specifically permitted pursuant to the provisions of the Merger Agreement discussed below), (v) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any Subsidiaries, or (vi) enter into any definitive agreement (or any letter of intent) with respect to any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement.

Notwithstanding the restrictions described above, if, at any time prior to acceptance for payment of Shares in the Offer, the Company and its representatives may take the following actions with respect to an unsolicited bona fide written proposal from a third party relating to an Acquisition Proposal (under circumstances in which the Company has complied in all material respects with its obligations above with respect to such Acquisition Proposal) if the Company Board concludes in good faith (at a meeting of the Company Board at which it consults prior to such determination with its outside legal counsel and financial advisor) that such Acquisition Proposal is, or is reasonably likely to result in, a Superior Proposal (as defined below) and the Company Board further determines that (at a meeting of the Company Board), after consultation with outside legal counsel, that its failure to take such action would be inconsistent with fulfilling its fiduciary duties under applicable law:

(1) Furnish nonpublic information to the third party making such Acquisition Proposal, provided that prior to furnishing any such nonpublic information to such party, the Company (A) (1) gives Acxiom written notice of its intention to furnish nonpublic information and (2) receives from the third party an executed confidentiality agreement, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement between Acxiom and the Company and (B) contemporaneously with furnishing any such nonpublic information to such third party, furnishes such nonpublic information to Acxiom; or

(2) Grant a waiver or release with respect to the third party making the Acquisition Proposal and its affiliates under a standstill or similar agreement to allow the third party making such Acquisition Proposal to engage in negotiations with the Company with respect to such proposal (but not allow such third party to acquire any class of equity securities of the Company or any of its Subsidiaries); or

(3) Engage in negotiations with the third party with respect to the Acquisition Proposal, provided that concurrently with entering into negotiations with such third party, it gives Acxiom written notice of its intention to enter into negotiations with such third party.

In addition to any prior notice obligations contained above, the Company will as promptly as practicable (and in any event within 48 hours) after receipt by the Company or any of its advisors of any Acquisition Proposal, any indication that any person is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal, the Company shall provide Acxiom with oral and written notice of the material terms and conditions of such Acquisition Proposal (including, without limitation, the identity of such Person) together with a copy of the applicable Acquisition Proposal, if written. The Company shall also inform Acxiom as promptly as practicable (and in any event within one business day) of any written changes in the material terms or conditions to any Acquisition Proposal received (including any change in the price, structure or form of the consideration) and, upon Acxiom’s request, the Company shall update Acxiom on the general status of any ongoing discussions or negotiations regarding or relating to any Acquisition Proposal received.

Neither the Company Board nor any committee thereof will withhold, withdraw, amend or modify, or propose publicly or announce publicly its intention to withhold, withdraw, amend or modify, in a manner adverse to Acxiom or Purchaser, the Company Board’s Recommendations (including, without limitation, recommending that its stockholders accept an Acquisition Proposal made by a third party) (any of the foregoing actions, whether by the Board of Directors or a committee thereof, a “Change of Recommendation”). Notwithstanding the foregoing, prior to acceptance for payment of Company Shares in the Offer, the Company Board (or a committee thereof) may make a Change of Recommendation if, and only if, all of the following conditions precedent are satisfied:

(1) a Superior Offer (as defined below) is pending at the time the Company Board determines to make a Change of Recommendation;

(2) the Company Board has concluded in good faith (at a meeting of such Board), after consultation with outside legal counsel to the Company, that its failure to make a Change of Recommendation would be inconsistent with fulfilling its fiduciary duties under applicable law and complies in all material respects with the provisions of in the Merger Agreement regarding non-solicitation with respect to such Acquisition Proposal;

(3) the Company has delivered to Acxiom a written notice (a “Notice of Superior Offer”) that (x) advises Acxiom that the Company Board has received a Superior Offer, (y) summarizes the material terms and conditions of such Superior Offer and attaches a complete copy of the Superior Offer (subject to certain exceptions relating to pre-existing confidentiality agreements with third parties), and (z) identifies the person making such Superior Offer;

(4) either (x) on or before the expiration of the three business day period following the delivery to Acxiom of any Notice of Superior Offer, the Acxiom does not make a written offer (a “Matching Bid”) in response to such Superior Offer, or (y) following receipt of a Matching Bid within the three business day period following the delivery to Acxiom’s receipt of any Notice of Superior Offer, the Company Board determines in good faith (at a meeting of the Company Board at which it consults prior to such determination with its outside legal counsel and its financial advisor) that after taking into account the Matching Bid, that the Superior Offer to which the Notice of Superior Offer applies continues to be a Superior Offer.

A “Superior Offer” means an Acquisition Proposal with respect to the Company, except that for the purposes of this definition, (1) the applicable percentages in the clause of the definition of Acquisition Proposal relating to acquisitions of equity or voting securities shall be more than 50% as opposed to 15% or 85%; provided, further that such transaction, if consummated, would also result in the applicable person having the power to elect a majority of the Company Board immediately following consummation of such transaction and (2) any sale, lease, exchange, transfer, license or other disposition referred to in the definition of Acquisition Proposal shall be for all or substantially all of the assets (including the capital stock or assets of the Company’s Subsidiaries) of the Company), on terms that the Company Board has in good faith concluded, taking into account all the terms and conditions of the Acquisition Proposal, at a meeting of the Company Board at which prior to such conclusion it consults with its outside legal counsel and its financial adviser, to be more favorable, from a financial point of view, to all the Company’s stockholders (in their capacities as stockholders) than the terms of the Offer and Merger and is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the third party making the proposal available to the Company Board.

The Company may terminate the Merger Agreement upon a Change of Recommendation in order to enter into a definitive agreement with respect to a Superior Offer in accordance with the foregoing restrictions on the ability of the Company Board to make a Change of Recommendation but only if, as a condition precedent to the Company’s right to terminate the Merger Agreement, the Company shall have complied in all material respects with the foregoing restrictions on non-solicitation (including, without limitation, the provisions which allow Acxiom to make a Matching Bid) with respect to the Superior Offer which resulted in the Change of Recommendation and the Company pays Acxiom the termination fee of $5.25 million concurrently with such termination.

Insurance and Indemnification. From and after the Effective Time, Acxiom has agreed to, and has agreed to cause the Surviving Corporation to, fulfill and honor the obligations of the Company pursuant to any indemnification agreements between the Company and its present and former directors and officers and any other Employee (the “Indemnified Parties”) and any indemnification provisions set forth in the Company organizational documents as in effect on the date of the Merger Agreement, in each case to the full extent permitted by applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law.

For a period of six (6) years after the Effective Time, Acxiom has also agreed to cause the Surviving Corporation to maintain directors’ and officers’ liability insurance covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement in an amount and on terms no less favorable than those applicable to the current directors and officers of the Company.

Employee Stock Options, Employee Stock Purchase Plan and Restricted Stock. The Merger Agreement provides that each unexercised Company stock option outstanding at the Effective Time will be assumed by Acxiom and converted into an option to purchase Acxiom common stock. The Merger Agreement further provides that each unexercised Company stock option so converted will continue to have the same terms and conditions (including vesting schedule) as set forth in the applicable Company stock option plan and any agreements thereunder immediately prior to the Effective Time, except that, as of the Effective Time, (i) each Company stock option will be exercisable for that number of whole shares of Acxiom common stock determined by multiplying the number of shares of Company common stock subject to the outstanding Company stock option by the Exchange Ratio (defined below), rounded down to the nearest whole number of shares of Acxiom common stock and (ii) the per share exercise price for the shares of Acxiom common stock issuable upon exercise of such converted stock option will be equal to the quotient determined by dividing the exercise price per Company Share at which such Company stock option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. The “Exchange Ratio” means the quotient determined by dividing the Offer Price by the fair market value of the Acxiom common stock, which will be the average closing price per share of Acxiom common stock on the Nasdaq for the ten trading days selected by lot out of the 20 trading days ending on and the fifth trading day prior to the Effective Time.

The Merger Agreement provides that, prior to the Effective Time, the Company’s employee stock purchase plan will be terminated. The rights of participants in such plan with respect to any offering period then underway under such plan shall be determined by treating the last business day prior to, or if more administratively advisable, the last payroll date of Company immediately prior to, the termination of the plan, as the last day of such offering period and by making such other pro rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under such plan.

The Merger Agreement also provides that each share of restricted (i.e. subject to a lapsing right of repurchase or risk of forfeiture) Company common stock granted under certain benefit plans and arrangements that is issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration subject to the applicable terms and conditions of the corresponding restricted stock award agreement and plan or arrangement pursuant to which such restricted stock was granted. The Merger Consideration in respect of any such restricted stock shall be payable at such times as such restricted stock would have become vested pursuant to the applicable vesting schedules in effect as of the date of the Merger Agreement, subject to acceleration as provided in employment or other agreements between the Company and each holder of restricted stock or the plan under which it was granted.

Conditions to the Merger. The Merger Agreement provides that the obligations of Acxiom, the Purchaser and the Company to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time, any and all of which may be waived in whole or in part by Acxiom, the Purchaser and the Company, to the extent permissible: (i) if approval of the Merger by the Company’s stockholders is required by Delaware law, the Merger Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of the Company, (ii) Purchaser (or Acxiom on Purchaser’s behalf) shall have accepted for payment and paid for the Company Shares validly tendered pursuant to the Offer and not withdrawn, and (iii) no court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which (a) is in effect and (b) has the effect of making the Merger illegal or otherwise prohibits consummation of the Merger.

Termination. The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the acceptance for payment by Purchaser of the Shares pursuant to the Offer by action taken or authorized by the board of directors (or with respect to Acxiom, an authorized committee of the board of directors) of the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the stockholders of the Company or Acxiom:

(a) by mutual written consent duly authorized by the boards of directors of Acxiom and the Company (or with respect to Acxiom, an authorized committee of the board of directors);

(b) by either the Company or Acxiom, if the Offer has expired or been terminated in accordance with the terms hereof without Purchaser (or Acxiom on Purchaser’s behalf) having accepted for payment any Shares pursuant to the Offer on or before May 25, 2005 (the “Initial Termination Date”); provided, however, that in the event that the condition to the Offer relating to anti-trust regulatory approvals has not been satisfied on or prior to the Initial Termination Date, either Acxiom or the Company may elect to extend the Initial Termination Date, by written notice to the other prior to or on the Initial Termination Date, until July 25, 2005 (the “Extended Termination Date”); and provided further, that the right to terminate the Merger Agreement pursuant to this provision is not available to any party hereto who has breached in any material respect any of its representations, warranties, covenants or agreements set forth in the Merger Agreement (or with respect to the Company, a stockholder has breached in any material respect any of the representations, warranties, covenants or agreements of such stockholder in a Stockholder Agreement) and in each case such breach has been the principal cause of or resulted in any of the conditions to the Offer having failed to be satisfied on or before the Initial Termination Date or the Extended Termination Date;

(c) by the Company,

(i) prior to the purchase of the Shares pursuant to the Offer, if there has been a breach by Acxiom or Purchaser of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach shall result in any condition to the Offer not being satisfied, and (A) (x) such breach is not capable of being cured, or (y) if such breach is capable of being cured, such breach is not cured within 20 days after the breaching party receives notice of such breach from the non breaching party, provided that if the breaching party fails to continue to use commercially reasonable efforts to cure such breach during such 20 day cure period, then the breaching party is no longer be entitled to such cure period), and (B) no Triggering Event (as defined below) has occurred prior to such breach; or

(ii) upon a Change of Recommendation in order to enter into a definitive agreement with respect to a Superior Offer in accordance with the restrictions on non-solicitation contained in the Merger Agreement, but only if, as a condition precedent to the Company’s right to terminate the Merger Agreement, the Company has complied in all material respects with the restrictions in the Merger Agreement on non-solicitation with respect to the Superior Offer which gave rise to the Change of Recommendation and the Company pays Acxiom the termination fee of $5.25 million concurrently with such termination.

(d) by Acxiom,

(i) prior to the purchase of the Shares pursuant to the Offer, if there has been a breach by Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach results in any condition to the Offer not being satisfied, and (x) such breach is not capable of being cured, or (y) if such breach is capable of being cured, such breach is not cured within 20 days after the breaching party receives notice of such breach from the non breaching party, provided that if the breaching party fails to continue to use commercially reasonable efforts to cure such breach during such 20 day cure period, then the breaching party is no longer be entitled to such cure period); or

(ii) if a Triggering Event (as defined below) has occurred at any time prior to the adoption of the Merger Agreement by the required vote of the stockholders of the Company (if required); or

(iii) the Offer has remained open for not less than forty (40) business days, all of the conditions to the Offer, other than the Minimum Condition and the conditions to the Offer relating to the Company’s representations, warranties and covenants in the Merger Agreement, are, immediately prior to such termination, satisfied without giving effect to any waiver thereof, and the Minimum Condition has not been satisfied.

(e) by either the Company or Acxiom if a governmental entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger such that the conditions to the Merger or the Offer are not be capable of being satisfied, which order, decree, ruling or other action is final and nonappealable.

A “Triggering Event” means (A) a Change of Recommendation; (B) the Company has failed to include the Recommendations in the Schedule 14D-9 or permit the inclusion of the Recommendations in Acxiom’s tender offer documents; (C) the Company Board shall have for any reason approved, or recommended that the Company’s stockholders approve, any Acquisition Proposal; or (D) any of the Company or its executive officers or directors has materially breached certain obligations applicable to it, him or her, set forth in restrictions on non-solicitation contained in the Merger Agreement.

Termination Fee. In addition to the termination fee payable by the Company in the circumstances described in connection with a termination by the Company upon a Change of Recommendation in order to enter into a definitive agreement with respect to a Superior Offer described above, the Company shall pay to Acxiom a termination fee equal to $5.25 million within five (5) business days after demand by Acxiom, in the event that:

(1) (A) Acxiom or the Company terminates the Merger Agreement pursuant to the provision allowing a party to terminate at the Initial (or Extended) Termination Date and all of the conditions (other than the conditions relating to the Company’s representations, warranties and covenants) to the Offer are immediately prior to such termination satisfied (without giving effect to any waiver thereof) and the Minimum Condition has not been satisfied, or (B) Acxiom terminates the Merger Agreement prior to purchase of the Shares pursuant to the Offer due to the occurrence of a Triggering Event, or (C) Acxiom terminates the Merger Agreement, prior to the purchase of the Shares pursuant to the Offer, pursuant to the termination provision that allows Acxiom to terminate after failure of the Offer to be consummated after being open for not less than 40 business days; and

(2) following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement, a third party shall publicly make an Acquisition Proposal (or with respect to infoUSA, Inc. and DII Acquisition Corp., such entities shall modify their existing Acquisition Proposal such that the net cash price offered to Company Stockholders exceeds the Offer Price) and shall not have publicly withdrawn such Acquisition Proposal, and

(3) within twelve (12) months following the termination of the Merger Agreement, either an Acquisition is consummated or the Company enters into a definitive agreement providing for an Acquisition.

Stockholder Litigation. The Company shall give Acxiom the opportunity to participate at Acxiom’s expense in (but not control) the defense or settlement of any stockholder litigation against the Company and its officers, directors or affiliates relating to the Merger Agreement, and the Company shall not agree to any settlement of such stockholder litigation without Acxiom’s consent (which shall not be unreasonably withheld, delayed or conditioned). Acxiom must execute a joint defense agreement in a form reasonably acceptable to the Company in order to participate in any such defense.

Fees and Expenses. Except for the provisions relating to the payment of a termination fee by the Company to Acxiom, the Merger Agreement provides that all fees and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such expenses whether or not the Merger is consummated except that each of the Company and Acxiom have agreed to pay one half of the expenses related to the filing made under the HSR Act.

Amendment. Subject to applicable law and the certain provisions of the Merger Agreement, the Merger Agreement provides that it may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption of the Merger Agreement by the stockholders of the Company, provided, after any such adoption, no amendment will be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further stockholder approval.

Stockholders’ Agreements. The following is a summary of the material provisions of the Stockholders’ Agreements, a form of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the form of Stockholders’ Agreements, which is incorporated by reference herein.

In connection with the execution of the Merger Agreement, Acxiom and the Purchaser entered into Stockholders’ Agreements with each director and executive officer of the Company (each a “Tendering Stockholder”). The Tendering Stockholders own approximately 13.7% of the Shares (other than Shares subject to repurchase) outstanding (approximately 12.6% on a fully-diluted basis) on the date of the Merger Agreement. The Tendering Stockholders also hold options to acquire and restricted stock related to 1,333,227 Shares. Under the terms of the Stockholder Agreements, any Shares acquired by the Tendering Stockholders after the date of the Merger Agreement (including Shares acquired upon the exercise of stock options) are subject to the provisions of the Stockholder Agreements.

Each Tendering Stockholder has agreed that, unless their respective Stockholder Agreement is terminated as described below, (i) the Tendering Stockholder will validly tender or cause to be validly tendered its Shares to Purchaser pursuant to the Offer as promptly as practicable, and in any event no later than the tenth business day following the commencement of the Offer (except that any Shares held in the name of a brokerage firm or similar agent or intermediary will be tendered as soon as reasonably practicable, but in any event not later than five business days prior to the initial scheduled expiration date of the Offer) and (ii) the Tendering Stockholder will not withdraw or cause to be withdrawn any of the Tendering Stockholder’s Shares tendered in the Offer unless the Offer is terminated or has expired without Purchaser purchasing all Shares validly tendered in the Offer.

Each Tendering Stockholder has also agreed that unless their respective Stockholder Agreement is terminated as described below, they will not: (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of any or all of their Shares or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of their Shares; (iv) deposit any of their Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of their Shares; (v) exercise, or give notice of an intent to exercise, any options unless the Shares underlying such options become subject to their respective Stockholder Agreement upon such option exercise; or (vi) take any other action, other than in such Tendering Stockholder’s capacity as an officer or director of the Company, that would in any way restrict, limit or interfere with the performance of such Tendering Stockholder’s obligations under their respective Stockholder Agreement or the transactions contemplated thereby.

The Stockholder Agreements terminate upon the earlier to occur of (i) the time of acceptance for purchase of the Shares in the Offer and (ii) the date of termination of the Merger Agreement in accordance with its terms.

Employment Agreements. In connection with the execution of the Merger Agreement, Acxiom entered into an Offer Letter and an Employment Agreement, each dated as of March 25, 2005 (collectively, the “Employment Documents”), with each of Mr. William Park, Mr. Gerardo Capiel and Mr. Kevin Johnson (collectively, the “Executives”).

The Employment Documents provide that upon the effective time of the Merger, Mr. Park will become employed by Acxiom as an Organization Leader with an annual base salary of $305,000, Mr. Johnson will become employed by Acxiom as a Group Leader with an annual base salary of $240,000, and Mr. Capiel will become employed by Acxiom as a Group Leader with an annual base salary of $200,000.

The Employment Documents also state that each Executive will be eligible to receive a quarterly “cash incentive opportunity,” based on the attainment of certain financial targets, equal to 50% of such Executive’s base salary, and that each Executive will be eligible to participate in Acxiom’s benefit programs, including Acxiom’s health plans and stock purchase plan. The Employment Documents also provide for reimbursement for reasonable travel, entertainment and other business expenses.

Pursuant to the Employment Documents, each of Messrs. Park and Capiel agreed that they will not, through the later of the duration of his term of employment with Acxiom or three years after the effective time of the Merger, engage in the provision of e-mail marketing products or services that compete with the e-mail marketing products or services of Acxiom (“Competing Activity”). During such period, they are also generally prohibited from becoming an employee, owner or other participant in any entity within the United States which is engaged in a Competing Activity.

Pursuant to the Employment Documents, Mr. Johnson agreed that he will not, through the later of the duration of his term of employment with Acxiom or one year after the effective time of the Merger, engage in a Competing Activity. During such period, he is also generally prohibited from becoming an employee, owner or other participant in any entity within the United States which is engaged in a Competing Activity.

The Employment Documents prohibit each Executive from soliciting employees of Acxiom that are based in the United States for one year following termination. Under the terms of the Employment Documents, in the event an Executive’s employment is terminated within three years of the effective date of the Merger by Acxiom without “cause” or by the Executive for “good reason,” such Executive will be entitled to (i) an amount equal to 100% of his annual base salary in effect at the time of termination, (ii) payments of the next four quarters of his cash incentive opportunity, to the extent other Acxiom employees receive payment pursuant to their cash incentive opportunity, and (iii) a lump sum payment equal to the cost of 12 months health benefits. In addition, if the Executive enters into a release of claims in favor of Acxiom upon such termination he will also be entitled to acceleration of vesting of all equity compensation (including restricted merger consideration). Each Executive agreed that the amount of these severance payments will be reduced by any payments received under the Retention Agreement he previously entered into with Digital Impact.

Under the terms of Mr. Johnson’s Employment Documents, Acxiom agreed that Mr. Johnson will be eligible to receive 50% of his unvested restricted merger consideration that will be converted from Digital Impact restricted stock pursuant to the Merger Agreement at the closing of the Merger, with the remaining 50% to be paid to Mr. Johnson if he remains employed by Acxiom at the one year anniversary of the Merger.

The Employment Documents define “good reason” to mean, with respect to each executive: (i) his removal from his position without his prior written consent, (ii) a reduction of his base salary or cash incentive opportunity unless such reduction in pay is generally applicable to all Acxiom employees of a similar level, (iii) a material reduction in the kind or level of his employee benefits unless such reduction is applicable to all Acxiom employees of a similar level, (iv) a relocation of Acxiom’s office where he is employed by more than 35 miles, (v) his purported termination for Cause where a court of competent jurisdiction determines the facts, events and/or circumstances are determined not to constitute Cause, or (vi) the failure of any successor of Acxiom to expressly assume in writing the obligations under his Employment Agreement within 10 days after becoming a successor.

The Employment Documents define “for cause” to mean, with respect to each executive: (i) any grossly negligent, willful or intentional violation of any law or regulation applicable to Acxiom’s business, (ii) any willful misconduct which is a material breach of corporate or fiduciary duty or is materially injurious to Acxiom or its reputation, (iii) conviction of, or guilty plea to, any felony, (iv) any material breach of the Employment Agreement, or a material breach of any applicable non-competition, invention assignment, confidentiality or similar written agreement, (v) intoxication while performing duties for Acxiom or unlawful use of drugs or other controlled substances at any time that, in any case of any of the foregoing, is materially injurious to Acxiom, (vi) the willful failure or refusal to substantially perform the material duties reasonably required as an employee of Acxiom; provided, however, that failure or refusal to engage in business travel substantially inconsistent with the level of business travel for Digital Impact prior to the date of the Employment Documents will not constitute “cause.” However, in the case of “cause” as stated in (iv) and (vi) above, termination for cause may only occur after receiving written demand for performance describing the purported grounds for cause and providing at least 15 days to cure the failure.

The foregoing summary of the Employment Documents is qualified in its entirety by reference to the signed Employment Documents, which are attached as Exhibits (d)(5), (d)(6), and (d)(7) to the Schedule TO.

Confidentiality Agreement. The following is a summary of the material provisions of the Confidentiality Agreement, dated as of March 9, 2005, between the Company and Acxiom (the “Confidentiality Agreement”), which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated by reference herein.

The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, the Company and Acxiom agree to keep confidential all non-public information furnished to each of them by the other party, subject to customary exceptions, and to use such confidential information only for the purpose of evaluating a possible transaction involving the Company and Acxiom.

The Confidentiality Agreement also provides that for a twelve month period from March 9, 2005, each of the Company and Acxiom may not without the prior written consent of the other party or its board of directors, (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, any voting securities or any assets of the other party or its subsidiaries (except that either party may submit a confidential proposal directly to the other party concerning such actions without the prior written consent of the other party), (ii) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the other party, (iii) make any public announcement regarding any extraordinary transaction (or a proposal or offer regarding an extraordinary transaction) involving the other party, its securities, or assets or, subject to the exception in (i) above, submit a proposal or offer of any extraordinary transaction involving the other party, its securities or assets, (iv) form, join or in any way participate in a “group” with respect to any voting securities of the other party, (v) otherwise act or seek to control or influence the management, board of directors or policies of the other party, (vi) take any action that could reasonably be expected to require the other party to make a public announcement of the events described above, or (vii) request the other party or its representatives, directly or indirectly, to amend or waive any of the provision listed above.

Amendment to Rights Agreement. On March 25, 2005, the Company and Computershare Investor Services LLC entered into Amendment No. 1 to the Rights Agreement dated March 24, 2005 (the “Amendment”). The Amendment generally provides that (i) neither Acxiom nor the Purchaser will be an “Acquiring Person” under the Rights Agreement solely by virtue of entering into the Merger Agreement and the performance of the transactions contemplated thereby, including the Merger and the Offer and (ii) the entry into the Merger Agreement, the Merger, the Offer and the performance of the transactions contemplated thereby will not result in the grant of Rights to any person under the Rights Agreement or enable or require the Rights to be exercised, distributed or triggered. This summary and description of the material terms of the amendment to the Rights Agreement is qualified in its entirety by reference to such amendment, which was filed as an exhibit to the Form 8-A/A filed by the Company on March 28, 2005 with the SEC in connection with the Offer.

12. Purpose of the Offer; Plans for the Company

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

The Company Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to the Company’s stockholders for approval at a stockholders’ meeting convened for that purpose in accordance with the DGCL. If stockholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the Company stockholders’ meeting without the affirmative vote of any other stockholder. If the Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, the Merger may be consummated without a stockholder meeting and without the approval of the Company’s stockholders. The Merger Agreement provides that the Purchaser will be merged into the Company and that the certificate of incorporation and bylaws of the Purchaser will be the certificate of incorporation and bylaws of the Surviving Corporation following the Merger; provided that the name of the Surviving Corporation will be “Digital Impact, Inc.”

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Acxiom currently intends to seek maximum representation on the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least two Continuing Directors on the Company Board until the Effective Time. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Acxiom currently intends to maintain the Company’s headquarters in San Mateo, California, and to retain the Company’s existing management. Acxiom will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Acxiom intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization, indebtedness and management with a view to optimizing development of the Company’s potential in conjunction with Acxiom’s existing business.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser and Acxiom have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s dividend policy, capitalization or indebtedness, (iv) any change in the Company Board or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq National Market. According to the published guidelines of the Nasdaq Stock Market, Inc., Nasdaq would consider disqualifying the Shares for listing on the Nasdaq National Market (though not necessarily for listing on the Nasdaq SmallCap Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, the Company has stockholders’ equity of less than $10 million or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, Nasdaq would consider delisting Shares from Nasdaq altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round 12 lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (f) (i) the Company has stockholders’ equity of less than $2.5 million, (ii) the market value of the Company’s listed securities is less than $35 million over a 10 consecutive business day period and (iii) the Company’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of the Company, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to the Company, as of March 23, 2005, there were 37,237,172 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and such shares are either no longer eligible for the Nasdaq National Market or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on the Nasdaq National Market. Acxiom and the Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14. Certain Conditions of the Offer

Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the rights of Purchaser to extend and amend the Offer at any time in its sole discretion (subject to the terms and conditions of the Merger Agreement), Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Company Shares if by the expiration of the Offer (as it may be extended pursuant to the terms of the Agreement), (i) the Minimum Condition has not been satisfied, (ii) each of any waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer and the waiting period under any other comparable antitrust or trade regulation reasonably deemed applicable to the purchase of the Shares pursuant to the Offer by the parties shall not have expired or terminated or (iii) any of the following events have occurred and continue to exist:

(a) there is pending or overtly threatened any suit, action or proceeding by any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) (i) challenging the acquisition by Purchaser or Acxiom of any Shares (ii) seeking to restrain or prohibit the consummation of the Offer or the Merger, or (iii) seeking any action under which Acxiom (together with its subsidiaries) would be required to sell, hold separate or otherwise dispose of or conduct its business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct its business in specified manner, or permit the sale, holding separate or other disposition of, any of its assets or the conduct of its business in a specified manner;

(b) there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, that is reasonably likely to result in any of the consequences referred to in the immediately preceding paragraph (a) above;

(c) any of the representations and warranties of the Company set forth in the Merger Agreement (i) were not true and correct in all respects as of the date of the Merger Agreement, and (ii) are not true and correct in all respects on and as of the scheduled expiration date of the Offer with the same force and effect as if made on and as of such date (in each case disregarding all qualifications based on “materiality,” “Material Adverse Effect” and the like) except, (A) for any failure to be so true and correct as has not had and would not reasonably be expected have, individually or in the aggregate, a Material Adverse Effect on the Company, and (B) for changes contemplated by Merger Agreement;

(d) there has occurred and be continuing at the time immediately prior to such obligation of Purchaser (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States or the Nasdaq Stock Market’s National Market (other than a shortening of trading hours or any trading halt triggered solely as a result of a specified increase or decrease in a market index), or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(e) the Company shall have failed to perform in any material respect any agreement, covenant or obligation of the Company to be performed or complied with by it prior to the acceptance for payment by Purchaser of the Shares pursuant to the Offer;

(f) since the date of the Merger Agreement, there shall have occurred and be continuing any event, change or development that, individually or in the aggregate, has had or reasonably would be expected to have a Material Adverse Effect on the Company; or

(g) the Merger Agreement shall have been terminated in accordance with its terms;

and which in any such case makes it inadvisable, in the reasonable and good faith judgment of Acxiom or Purchaser, to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

The foregoing conditions are for the benefit of Acxiom and the Purchaser, may be asserted by Acxiom or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Acxiom or the Purchaser in whole or in part at any time and from time to time in the discretion of Acxiom or the Purchaser, other than the Minimum Condition, which may be waived by Acxiom and Purchaser only with the prior written consent of the Company. The failure by Acxiom or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15. Certain Legal Matters; Regulatory Approvals

General. Except as otherwise set forth in this Offer to Purchase, based on Acxiom’s and Purchaser’s review of publicly available filings by the Company with the Commission and other information regarding the Company (including the representations of the Company in the Merger Agreement), Acxiom and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser or Acxiom pursuant to the Offer or the Merger or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Acxiom pursuant to the Offer or the Merger. In addition, Acxiom and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Acxiom’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Acxiom and Purchaser currently expect that such approval or action, except as described below under

“State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company’s or Acxiom’s business or that certain parts of the Company’s or Acxiom’s business might not have to be disposed of or held separate in the event that such approvals were not obtained or such other actions were not taken. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 14—“Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Acxiom of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Acxiom has filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger and the required waiting period with respect to the Offer and the Merger will expire at 15 calendar days after such filing, unless earlier terminated by the FTC and the Antitrust Division or Acxiom and Purchaser receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Acxiom or Purchaser, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance by Acxiom and Purchaser with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Acxiom’s and Purchaser’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. The Company has also filed its own Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, and could possibly receive a Second Request from either the FTC or the Antitrust Division, and failure by the Company to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Acxiom or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While Acxiom believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer. See Section 14—“Certain Conditions of the Offer.”

Foreign Laws. The Company and Acxiom and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Acxiom and the Company are analyzing the applicability of such laws in these countries and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes any action prior to the completion of the Offer that might have certain adverse effects, Purchaser will not be obligated to accept for payment or pay for any Shares tendered. See Section 14 “Certain Conditions of the Offer.”

Stockholder Approval. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the adoption of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions). According to the Company’s certificate of incorporation, the Shares are the only securities of the Company which entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Short-Form Merger. The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Purchaser acquires or controls the voting power of at least 90 percent of the Shares, Acxiom would be obligated in the Merger Agreement (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. Even if Acxiom and Purchaser do not own 90 percent of the outstanding Shares following consummation of the Offer, Acxiom and Purchaser could seek to purchase additional Shares in the open market, from the Company or otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired could be greater or less than that paid in the Offer.

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board approved for purposes of Section 203 the entering into by the Purchaser, Acxiom and the Company of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Acxiom and the Purchaser by virtue of such actions. In addition, the Company Board approved for purposes of Section 203 the entering into of the Stockholder Agreements by the Purchaser, Acxiom and the Tendering Stockholders and the transactions contemplated thereby and has taken all appropriate action so that Section 203 with respect to the Company, will not be applicable to Acxiom and the Purchaser by virtue of such action.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger, and the Company Board has adopted a resolution exempting, to the fullest extent permitted by applicable law, the Merger Agreement and the Stockholder Agreement and the transactions contemplated thereby from any state takeover statutes other than Delaware takeover statutes that purport to apply to the Merger Agreement, the Stockholders’ Agreements and the transaction contemplated thereby.

Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger or the Stockholders’ Agreements, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, the Merger or the Stockholders’ Agreements, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Stockholders’ Agreements, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14—“Certain Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders to ensure that the merger is fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be “fair” to minority stockholders is a damages remedy based on essentially the same principles as an appraisal unless the controlling stockholder used coercion or fraud to induce the merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Acxiom nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16. Fees and Expenses

Stephens Inc. has acted as financial advisor to Acxiom in connection with the proposed acquisition of the Company and has agreed to serve as Dealer Manager in connection with the Offer. Stephens Inc. will receive reasonable and customary compensation for its services as financial advisor and Dealer Manager and will be reimbursed for certain out-of-pocket expenses. Acxiom will indemnify Stephens Inc. and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

Acxiom and the Purchaser have retained The Proxy Advisory Group of Strategic Stock Surveillance, LLC to be the Information Agent and EquiServe Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Acxiom nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

17. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

Neither Purchaser nor Acxiom is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7—“Certain Information Concerning the Company” above.

No person has been authorized to make any representation on behalf of Acxiom or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Acxiom, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

ADAM MERGER CORPORATION

April 1, 2005

SCHEDULE I

DIRECTORS AND OFFICERS OF

ACXIOM AND THE PURCHASER

1. Directors and Officers of Acxiom. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officers of Acxiom. Unless otherwise indicated, the current business address of each person is #1 Information Way, P.O. Box 8180, Little Rock Arkansas 72203. Unless otherwise indicated, each director and officer is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Charles D. Morgan	DIRECTOR & OFFICER Mr. Morgan joined Acxiom as an officer in 1972. He has been Chairman of the Board of Directors since 1975, and serves as Acxiom’s Company Leader. He is also a director and past Chairman of the Board of the Direct Marketing Association. In addition, he serves as a member and is the past Chairman of the Board of Trustees of Hendrix College. He was employed by IBM Corporation prior to joining Acxiom. Mr. Morgan holds a mechanical engineering degree from the University of Arkansas.

Rodger S. Kline	DIRECTOR & OFFICER Mr. Kline serves as Acxiom’s Chief Finance & Administration Leader. He joined Acxiom in 1973 and has served as a director of the Company since 1975. Mr. Kline holds a degree in electrical engineering from the University of Arkansas at Fayetteville, where he has served since 1990 as Chairman of the College of Engineering Advisory Council. Prior to joining Acxiom, Mr. Kline spent seven years with IBM Corporation and two years as an officer in the U.S. Army.

James T. Womble	DIRECTOR & OFFICER Mr. Womble joined Acxiom in 1974 and serves as a director of the Company as well as the Global Development Leader. Previously, Mr. Womble served as one of Acxiom’s Client Services Organization Leaders. Prior to joining Acxiom, he was employed by IBM Corporation. He holds a degree in civil engineering from the University of Arkansas.

William T. Dillard II	DIRECTOR Mr. Dillard has served since 1968 as a member of the Dillard’s, Inc. Board of Directors and is Chief Executive Officer of Dillard’s, Inc. of Little Rock, Arkansas, a chain of traditional department stores with 333 retail outlets in 29 states. In addition to serving as a director of Dillard’s, Inc., Mr. Dillard is also a director of Barnes & Noble, Inc. and serves on the J.P. Morgan Chase & Co. Texas Regional and National Advisory Boards. He holds a master’s degree in business administration from Harvard University and a bachelor’s degree in the same field from the University of Arkansas.

Harry C. Gambill	DIRECTOR Mr. Gambill is a director and has held the position of Chief Executive Officer/President of Trans Union LLC, a company engaged in the business of providing consumer credit reporting services, analytic models and real estate settlement services since April 1992. Mr. Gambill joined Trans Union in 1985 as Vice President/General Manager of the Chicago Division. He is past Chairman of the Consumer Data Industry Association, and former Director of Damian Services Corp., a temporary staffing technology company. He holds degrees in business administration and economics from Arkansas State University and is a member of the ASU Business School Advisory Board.

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Dr. Mary L. Good	DIRECTOR Dr. Good is the Dean of the College of Information Science and Systems Engineering at the University of Arkansas at Little Rock and is the Donaghey University Professor. She is also a managing member for Venture Capital Investors, LLC, and is a board member of BiogenIdec, Inc., IDEXX Laboratories, Inc., Research Solutions, LLC, and Delta Bank and Trust. Previously, Dr. Good served for four years as the Under Secretary for Technology for the Technology Administration in the Department of Commerce in President Clinton’s administration, while simultaneously chairing the National Science and Technology Council’s Committee on Technological Innovation (NSTC/CTI) and serving on the National Science and Technology Council’s Committee on National Security. From 1988 – 1993, Dr. Good served as the Senior Vice President of technology at Allied Signal, Inc., where she was responsible for technology transfer and commercialization support for new technologies. During the eight years prior to that, she held the positions of President of Allied Signal’s Engineered Material Research Center, President of Signal Research Center, Inc., and Director of Research for UPO, Inc. From 1954 – 1980, Dr. Good was a professor at both the University of New Orleans and at Louisiana State University, where she achieved LSU’s highest professional rank, Boyd Professor. She was appointed to the National Science Board by President Carter in 1980 and again by President Reagan in 1986. She served as Chairman of that Board until she was appointed in 1991 by President Bush to become a member of the President’s Council of Advisors on Science and Technology (PCAST). Dr. Good is an elected member of the National Academy of Engineering, a past president of the American Chemical Society, and past president and a Fellow of the American Association for the Advancement of Science. Dr. Good received her B.S. in chemistry from the University of Central Arkansas and her M.S. and Ph.D. degrees in inorganic chemistry from the University of Arkansas. She has received numerous awards and honorary degrees from many colleges and universities, including most recently the College of William and Mary, Polytechnic University of New York, Louisiana State University, and Michigan State University.

Dr. Ann Die Hasselmo	DIRECTOR Dr. Hasselmo is Managing Director of Academic Search Consultation Service in Washington, D.C., the oldest and largest higher education consultation and academic search firm in the United States focused on college and university presidencies. Prior to assuming that position, Dr. Hasselmo was Vice President and Partner in A.T. Kearney, Inc.’s higher education practice. From 1992-2001, she served as President of Hendrix College in Conway, Arkansas. She is a member of the Board of Visitors of Air University of the U. S. Air Force and a former member of the Board of Directors of the National Merit Scholarship Corporation. She is past Chair of the Board of Directors for Educational and Institutional Insurance Administrators, the National Association of Independent Colleges and Universities, the National Collegiate Athletic Association (NCAA) Division III Presidents Council, and the American Council on Education’s Council of Fellows. Her memberships have included the American Council on Education Board,

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years the Arkansas Repertory Theatre Board, and the NCAA Executive Committee. She formerly served as Dean of the H. Sophie Newcomb Memorial College and Associate Provost at Tulane University. Dr. Hasselmo graduated summa cum laude from Lamar University, earned a master’s degree from the University of Houston, and a Ph.D. in counseling psychology from Texas A&M University.

William J. Henderson	DIRECTOR Mr. Henderson was the 71st Postmaster General of the United States and the fifth career employee to lead the world’s largest postal system. He served in that position from May 1998 until his retirement in May 2001. From 1994 until his appointment as Postmaster General and Chief Executive Officer, Mr. Henderson served as Chief Operating Officer. From 1992-1994, he served as Vice President of employee relations, then became Chief Marketing Officer and Senior Vice President. In addition to his service in Washington, D.C., he has served in postal management positions in Chicago, Greensboro, Memphis and Stockton, among other locations. In 1997, Mr. Henderson received the Postal Service’s John Wanamaker Award, and in 1998 he received American University’s Roger W. Jones Award for Executive Leadership. In 1998, Mr. Henderson also received an honorary Mailing Excellence Award from the National Postal Forum for his work with the nation’s professional mailing industry. Mr. Henderson currently serves as a director of ComScore Networks, the Committee for Economic Development, the Marrow Donor Foundation, and Nature’s Best magazine. He is the Chairman of the Board of GMS Inc., a partner of Signature Systems, and a Fellow with the National Academy of Public Administration. Mr. Henderson is a graduate of the University of North Carolina at Chapel Hill and served in the U.S. Army.

Thomas F. McLarty, III	DIRECTOR Mr. McLarty is Vice Chairman of the Board of Directors of Asbury Automotive Group, Inc., which is one of the largest automotive retailers in the United States. He is also Chairman and CEO of McLarty Companies, Inc. and McLarty Management Company, Inc. of Little Rock, Arkansas, and President of Kissinger McLarty Associates of Washington D.C. He is a board member of the Americas Society of New York City, the Inter-American Dialogue of Washington, D.C., Ross University, The Center for the Study of the Presidency, and the M.D. Anderson Cancer Center in Houston. He also serves on the advisory boards of various other entities. In 1983 he became chairman and chief executive officer of Arkla, a Fortune 500 natural gas company. He was appointed by President George Bush to the National Petroleum Council and the National Council on Environmental Quality, and he was a member of the St. Louis Federal Reserve Board from 1989 through 1992. Beginning in 1992, he served President Clinton in several key positions: Chief of Staff, Counselor to the President, and Special Envoy for the Americas, with over five years of service in the President’s Cabinet and on the National Economic Council. He holds a degree in business administration from the University of Arkansas.

Stephen M. Patterson	DIRECTOR Mr. Patterson is the former President, CEO, and major shareholder of Leisure Arts, a publishing and direct mail company. Leisure Arts was acquired by Time Warner in 1992. Mr. Patterson is

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years currently an investor in Patterson Enterprises for which he served as President from 1994-2000. He currently is serving as Vice Chairman of the Board of Trustees of Hendrix College. Mr. Patterson served on the Board of Directors of Worthen Bank and its successor, Bank of America—Arkansas, for 12 years. Mr. Patterson has a bachelor of arts degree from Hendrix College, an electrical engineering degree from Columbia University, and a master’s of business administration degree, also from Columbia University.

David J. Allen	OFFICER Mr. Allen joined Acxiom in 1997 and currently serves the Multi-Industry Client Services Organization Leader. Previously, he served as group leader in Acxiom’s London office. Prior to joining Acxiom, he was employed by IBM and EDS. Mr. Allen holds a bachelor’s degree in biological sciences from the University of East Anglia (UK), where he graduated with honors. He is a citizen of the UK.

Robert S. Bloom	OFFICER Mr. Bloom joined Acxiom in 1992 and currently serves as Company Financial Relations Leader and Treasurer. Prior to joining Acxiom, he was employed for six years with Wilson Sporting Goods Co. as chief financial officer of its international division. Prior to his employment with Wilson, Mr. Bloom was employed by Arthur Andersen & Co. for nine years, serving most recently as audit manager. Mr. Bloom, a Certified Public Accountant, holds a degree in accounting from the University of Illinois.

R. Bruce Carroll	OFFICER Mr. Carroll joined Acxiom in 2000 and currently serves as Strategic Development Leader. Prior to joining Acxiom, he was Senior Vice President of R.L. Polk, where he managed Polk’s data engineering and market analysis group of companies. Before its acquisition by Polk in 1996, he was President of Blackburn Marketing Services in Toronto, an information technology conglomerate which included Canadian-based Compusearch and US-based Carfax. Prior to his nine years with Blackburn and Polk, Mr. Carroll was President/CEO of Claritas Inc. for ten years, based in Washington, D.C., then was Managing Director of Computerized Marketing Technologies in London. He holds undergraduate and graduate degrees in history and economics at the University of Toronto.

Cindy K. Childers	OFFICER Ms. Childers joined Acxiom in 1985 and currently serves as Company Organizational Development Leader. In this role, Ms. Childers leads strategic planning and execution in such areas as business culture, organizational effectiveness, associate development, recruiting, human resources and corporate communications. Previously, she served as leader of the Financial Services business unit and oversaw all of the financial and accounting functions of the Company. Before joining Acxiom, she was a Certified Public Accountant in audit and tax for KPMG Peat Marwick. Ms. Childers holds a bachelor’s degree in business administration from the University of Central Arkansas.

C. Alex Dietz	OFFICER Mr. Dietz joined Acxiom in 1970 and served as a Vice President until 1975. Since that time, Mr. Dietz has served in a variety of senior level management positions with Acxiom and currently serves as the Company’s Products and Infrastructure Technology Organization Leader. Mr. Dietz holds a degree in electrical engineering from Tulane University.

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Scott D. Hambuchen	OFFICER Mr. Hambuchen joined Acxiom in 1992 as a software engineer and developed some of Acxiom’s first Windows-based GUI software applications. He currently serves as the Universal Services & Support Organization Leader. Previously, Mr. Hambuchen was the Industry Solutions Group Leader for Acxiom’s Multi-Industry Client Services Organization. He also led operations in the United Kingdom, France and Spain. Mr. Hambuchen holds a degree in industrial engineering from the University of Arkansas.

L. Lee Hodges	OFFICER Mr. Hodges joined Acxiom in 1998 and currently serves as Chief Operations Leader for the Company. Previously, Mr. Hodges was the Outsourcing and IT Services Leader. Prior to joining Acxiom, he was employed for six years with Tascor, the outsourcing subsidiary of Norrell Corporation, most recently serving as a Senior Vice President. Prior to that time, Mr. Hodges served in a number of engineering, sales, marketing and executive positions with IBM for 24 years. Mr. Hodges holds a bachelor’s degree in industrial engineering from Pennsylvania State University.

Richard K. Howe	OFFICER Mr. Howe joined Acxiom in 2004 as its Marketing Organization Leader. Prior to joining Acxiom, he was employed by Fair Isaac & Company as a Business Unit Vice President managing all of Fair Isaac’s Global Marketing Solutions. From 1999 – 2001, Mr. Howe was the CEO and Chairman of the Board of ieWild Inc., a technology company with software solutions at leading financial institutions, which was acquired by HNC Software, Inc. in 2001. From 1990 – 1999 Mr. Howe held positions in product marketing, project management, sales management, software development and construction engineering. Mr. Howe holds a bachelor’s degree in structural engineering from Concordia University, Canada, and a master’s degree in engineering from McGill University, Canada.

Catherine L. Hughes	OFFICER Ms. Hughes joined Acxiom in 1988 as General Counsel and Corporate Secretary, and currently serves as Corporate Governance Officer and Secretary. Prior to joining Acxiom, Ms. Hughes was employed as a corporate securities attorney with the Rose Law Firm in Little Rock, Arkansas. Previously she served as a Senior Law Clerk with the Federal District Court of the Eastern District of Arkansas, and as an Assistant Attorney General for the State of Arkansas. Ms. Hughes received her juris doctorate degree from the University of Arkansas at Little Rock School of Law, and a B.A. degree in political science and philosophy from the University of Arkansas at Little Rock.

Jerry C. Jones	OFFICER Mr. Jones joined Acxiom in 1999 and currently serves as Business Development/Legal Leader for the Company. Prior to joining Acxiom, he was employed for 19 years as an attorney with the Rose Law Firm in Little Rock, Arkansas, representing a broad range of business interests. He is a member of the Board of Directors of Entrust, Inc. and the Arkansas Virtual Academy. Mr. Jones holds a degree in public administration and a law degree from the University of Arkansas.

Michael J. Lloyd	OFFICER Mr. Lloyd joined Acxiom in 1989 and currently serves as Delivery Management Organization Leader. He is also responsible for

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Acxiom’s Program Management Office and Opportunity Engagement Process. Mr. Lloyd has held a variety of leadership positions within Acxiom, most recently serving as Client Services Group Leader focused on client management for several large financial services accounts. He holds a BBA in finance from the University of Central Arkansas.

Holly K. Marr	OFFICER Ms. Marr joined Acxiom in 1986 and currently serves as Associate Community Organization Leader. Previously, she served in a number of leadership roles in organizational development, operational effectiveness and client relationship management. Her industry experience includes the insurance, investment/brokerage, automotive, telecommunications and financial services industries. She holds a bachelor’s degree from Hendrix College in Conway, Arkansas.

Jefferson D. Stalnaker	OFFICER Mr. Stalnaker currently serves as the Client Services Organization Leader for Financial Services. He joined Acxiom in 1995 and during his tenure has served in a number of roles in the financial organization. He most recently served as Company Financial Operations Leader. Prior to that, Mr. Stalnaker previously served for four years as the financial leader of Acxiom’s largest operating organization while also serving in a business development role for several key clients. Prior to joining Acxiom, he was employed by the Arkansas Public Service Commission as a senior financial analyst. Prior to that, Mr. Stalnaker worked for several years as a regional public accounting firm located in Little Rock, Arkansas. He holds a degree in business administration with a major in accounting from the University of Central Arkansas.

Thomas B. Walker	OFFICER Mr. Walker joined Acxiom in 1990 and currently serves as Outsourcing / IT Services Organization Leader. Prior to joining Acxiom, Mr. Walker had eighteen years experience with IBM Corporation and served as a Systems Engineer for seven years, on the Regional Support Staff and as an S.E. Manager while in St. Louis, on the Headquarters Staff Support in Dallas for three years, and as a Branch Marketing Support Manager in Washington, D.C. for four years. He holds a degree in Industrial Engineering from the University of Arkansas.

Timothy Watts	OFFICER Mr. Watts joined Acxiom in 1987 and currently serves as an Account Executive for the CitiGroup relationship. In previous leadership roles at Acxiom, Mr. Watts was responsible for Acxiom’s relationships with clients in the financial, high-tech, insurance, investment/brokerage, media and telecommunications industries. Prior to joining Acxiom, Mr. Watts was employed for five years with United Parcel Service in Dayton, Ohio. He attended the University of Cincinnati and Wright State University in Dayton, Ohio.

Kevin R. Zaffaroni	OFFICER Mr. Zaffaroni joined Acxiom in 1997. He is currently Acxiom’s International Organization Leader. Prior to moving to London in his current capacity, Mr. Zaffaroni was a Group Leader responsible for clients in a number of areas, including finance, health care and government. Before joining Acxiom, he was employed for 22 years with IBM Corporation where he held several management positions. He also served as Director of Systems Integration and Outsourcing Services for ISSC, the predecessor to IBM

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Global Services. He holds a Bachelor of Science degree from Pennsylvania State University and has completed numerous business courses including IBM’s Advanced Management School.

2. Directors and Officers of the Purchaser. The following table sets forth the name, present principal occupation of employment and material occupations, positions, offices or employments for the past five years of each director and officer of the Purchaser. Unless otherwise indicated, the current business address of each person is #1 Information Way, P.O. Box 8180, Little Rock Arkansas 72203. Each director and officer is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Rodger S. Kline	DIRECTOR & OFFICER Mr. Kline is a director, President and CFO of the Purchaser. He serves as Acxiom’s Chief Finance & Administration Leader. He joined Acxiom in 1973 and has served as a director of the Company since 1975. Mr. Kline holds a degree in electrical engineering from the University of Arkansas at Fayetteville, where he has served since 1990 as Chairman of the College of Engineering Advisory Council. Prior to joining Acxiom, Mr. Kline spent seven years with IBM Corporation and two years as an officer in the U.S. Army.

Jerry C. Jones	DIRECTOR & OFFICER Mr. Jones is a director, Vice President and Assistant Secretary of the Purchaser. He joined Acxiom in 1999 and currently serves as Business Development/Legal Leader for the Company. Prior to joining Acxiom, he was employed for 19 years as an attorney with the Rose Law Firm in Little Rock, Arkansas, representing a broad range of business interests. He is a member of the Board of Directors of Entrust, Inc. and the Arkansas Virtual Academy. Mr. Jones holds a degree in public administration and a law degree from the University of Arkansas.

Robert S. Bloom	OFFICER Mr. Bloom is the Treasurer of the Purchaser. Mr. Bloom joined Acxiom in 1992. He currently serves as Company Financial Relations Leader and Treasurer. Prior to joining Acxiom, he was employed for six years with Wilson Sporting Goods Co. as chief financial officer of its international division. Prior to his employment with Wilson, Mr. Bloom was employed by Arthur Andersen & Co. for nine years, serving most recently as audit manager. Mr. Bloom, a Certified Public Accountant, holds a degree in accounting from the University of Illinois.

Dathan A. Gaskill	OFFICER Mr. Gaskill is a Vice President and Assistant Treasurer of the Purchaser. He joined Acxiom in 1999 and currently serves as Acxiom’s Corporate Finance Leader. Previously, Mr. Gaskill spent 13 years in the securities industry as a senior analyst and director of research, specifically focused in the information technology and telecommunications industries. Mr. Gaskill holds a degree in computer science and an MBA from the University of Arkansas at Little Rock.

Wayne C. Gregory	OFFICER Mr. Gregory is an Assistant Secretary/Treasurer of the Purchaser. He joined Acxiom in 1988 and currently serves as its leader of external reporting. Previously, Mr. Gregory was employed for five years

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years by KPMG LLP, most recently holding the position of senior accountant. He is a Certified Public Accountant and holds a bachelor of science/ business administration degree from the University of Arkansas.

Catherine L. Hughes	OFFICER Ms. Hughes is the Secretary of the Purchaser. She joined Acxiom in 1988 as General Counsel and Corporate Secretary, and currently serves as Corporate Governance Officer and Secretary. Prior to joining Acxiom, Ms. Hughes was employed as a corporate securities attorney with the Rose Law Firm in Little Rock, Arkansas. Previously she served as a Senior Law Clerk with the Federal District Court of the Eastern District of Arkansas, and as an Assistant Attorney General for the State of Arkansas. Ms. Hughes received her juris doctorate degree from the University of Arkansas at Little Rock School of Law, and a B.A. degree in political science and philosophy from the University of Arkansas at Little Rock.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is

EquiServe Trust Company, N.A.

By Mail: EquiServe Trust Company, N.A. c/o Corporate Actions P.O. Box 43014 Providence RI 02940-3014	By Overnight Courier: EquiServe Trust Company, N.A. 66 Brooks Drive Braintree MA 02184	By Hand: EquiServe Trust Company, N.A. c/o Corporate Actions 17 Battery Place, 11th floor New York NY 10004

By Facsimile:

(781) 575-2901

Confirm Facsimile Transmission:

(By Telephone Only)

(781) 575-3816

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

The Proxy Advisory Group of

Strategic Stock Surveillance, LLC

331 Madison Avenue—12th Floor

New York, New York 10017

Call Toll-Free: (866) 657-8728

The Dealer Manager for the Offer is:

111 Center Street

Little Rock, AR 72201

Attn: Corporate Finance

(501) 377-2000

(800) 643-9691